Exhibit 99.1

Collective Mining Expands Apollo System's Ramp Zone Along Strike and at Depth with High-Grade Drill Results Including 23.35 Metres @ 8.24 g/t Gold Within 76.10 Metres @ 3.26 g/t Gold

Three new drill holes confirm broad and continuous intervals of reduced intrusion-related gold mineralization extending the Ramp Zone to 300 metres of strike by 270 metres vertical - open in all directions

TORONTO, Dec. 3, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for three orthogonal diamond drill holes designed to continue expanding the high-grade Ramp Zone ("Ramp") along strike northwards and depth. The Ramp Zone is located at the bottom of the Apollo system ("Apollo") beginning at approximately 1,000 meters above sea level. Apollo is a large, partially Reduced Intrusion Related System enriched in gold, silver, copper, and tungsten. Drilling to date at Apollo has outlined continuous mineralization from surface to more than 1,370 vertical metres, where the high-grade Ramp Zone remains open in all directions. Apollo anchors the Company's flagship Guayabales Project - a district-scale, multi-target, and infrastructure-rich project in Caldas, Colombia.

Ari Sussman, Executive Chairman commented: "These latest drill results continue to highlight the Ramp Zone's impressive scale and high-grade potential. Hole APC143-D1, our deepest intercept to date in this area, not only extends the zone along strike and at depth but also demonstrates consistent mineralization over substantial widths. With additional rigs now on site and more assays pending (including two holes with significant visible gold flakes logged), we're excited to accelerate our exploration efforts and unlock further value at Apollo."

To watch a video of David Reading, Special Advisor, explain today's results please click on the link here.

Key Highlights (see Table 1 and Figures 1-6)

•	Hole APC143-D1: The deepest and northeastern most hole drilled into the Ramp Zone to date, intersected 23.35 meters @ 8.24 g/t gold and 8 g/t silver within a broader interval of 76.10 meters @ 3.26 g/t gold and 4 g/t silver from 409.60 meters downhole. This intercept has expanded the Ramp Zone's dimensions beginning approximately 1,000 meters above sea level to 300 meters of strike by 270 meters vertical (previously 275 meters strike by 200 meters vertical). The Ramp Zone remains open in all directions.
•	Hole APC140-D2: Locally extended the Ramp Zone by 50 meters to the northwest by cutting 16.40 meters @ 8.44 g/t gold and 19 g/t silver within 55.10 metres @ 3.06 g/t gold and 7 g/t silver from 243.1 meters downhole.
•	Pending Assays: Two additional drill holes into the Ramp Zone (APC143-D2 and APC143-D3) have collectively intersected 18 sightings of visible gold. These holes were specifically designed to further extend Ramp Zone's strike and depth. In comparison, no visible gold was observed in the drill holes reported today.
•	A third deep-capacity diamond rig is now turning at Ramp with an 850-meter mother hole complete and a series of directed daughter holes about to begin; two additional deep capacity rigs are also under contract for mid-Q1 2026 arrival to site.

To date, Collective Mining has completed 150,000 metres of diamond drilling across the Guayabales and San Antonio projects, including 105,000 metres at the flagship Apollo system. Ten rigs are currently turning, with multiple high-priority holes at both projects pending assays.

With US$135 million in cash (as of December 1, 2025), the Company is fully funded for its planned, aggressive 2026 program, which targets up to 100,000 metres of additional drilling.

Details (see Table 1 and Figures 1-6)

APC143-D1 was drilled as a wedge hole from new mother hole APC-143D from Pad 19 in a southerly direction and successfully extended the Ramp Zone 70 metres vertically beyond all prior drilling with assays results as follows:

•	76.10 metres @ 3.26 g/t gold, 4 g/t silver from 409.60 metres downhole including 23.35 metres @ 8.24 g/t gold, 8 g/t silver from 427.30 metres downhole

APC140-D1 and APC140-D2 were drilled as wedge holes from new mother hole APC-140D from Pad 29 to the south and southwest, respectively, at the same elevation and 50 metres apart. APC140-D2 is the northwesternmost hole ever drilled at Ramp and intersected the Ramp Zone 50 metres to the northwest from drillhole APC140-D1 with assays results as follows:

•	47.70 metres @ 1.98 g/t gold, 5 g/t silver from 527.40 meters downhole including 15.15 meters @ 3.00 g/t gold, 8 g/t silver from 559.95 metres downhole and 14.15 metres @ 2.13 g/t gold, 4 g/t silver from 598.55 meters downhole (APC140-D1)
•	55.10 metres @ 3.06 g/t gold, 7 g/t silver from 243.10 metres downhole including 16.40 metres @ 8.44 g/t gold, 19 g/t silver from 248.75 meters downhole (APC140-D2)

The aim of the current drill program at Ramp is to try and extend the system by multi-hundreds of metres in dimensions both vertically and laterally.

The continued presence of Ramp Zone mineralization at least 270 metres beneath the initial discovery at 1,000 MASL underscores the strong potential for expansion at depth and supports the view that drilling to date may have only tested the top of a large intrusion related gold system that shares similarities in mineralogy with the multi-million ounce, Marmato Deeps Zone located 1.75 km SE of Apollo.

Table 1: Assays Results for Drill Holes APC140-D1, APC140-D2 and APC143-D1

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
APC140-D1	527.40	575.10	47.70	1.98	5
Incl.	559.95	575.10	15.15	3.00	8
and	598.55	612.70	14.15	2.13	4
APC140-D2	243.10	298.20	55.10	3.06	7
Incl.	248.75	265.15	16.40	8.44	19
APC143-D1	409.60	485.70	76.10	3.26	4
Incl.	427.30	450.65	23.35	8.24	8

True widths have been estimated to be between 85%-98% of the total length with no grade capping applied. Internal dilution of up to 15% below a cutoff grade of 0.30 g/t Au may be included within intervals with the dilution not exceeding 5% continuously within the total interval.

SW
B
NE
B'
1100 MASL
1000 MASL
900 MASL
800 MASL
700 MASL
600 MASL
500 MASL
21.00m @ 24.42 g/t Au, 37 g/t Ag within
75.80m @ 8.06 g/t Au, 15 g/t Ag
18.05m @ 16.14 g/t Au, 50 g/t Ag within
51.95m @ 8.21 g/t Au, 30 g/t Ag
25.05m @ 3.44 g/t Au, 7 g/t Ag within
70.00m @ 2.00 g/t Au, 5 g/t Ag
Ramp Zone
New Assays Results
16.40m @ 8.44 g/t Au, 19 g/t Ag within
55.10m @ 3.06 g/t Au, 7 g/t Ag
15.15m @ 3.00 g/t Au, 8 g/t Ag within
47.70m @ 1.98 g/t Au, 5 g/t Ag and
14.15m @ 2.13 g/t Au, 4 g/t Ag
23.35m @ 8.24 g/t Au, 8 g/t Ag within
76.10m @ 3.26 g/t Au, 4 g/t Ag
270 metres of high-grade
gold mineralization
16 visible gold
flakes observed
APC103-D2
APC105-D1
APC140-D1
APC140-D2
APC106-D2
APC143-D1
APC143-D2
APC143-D3
300 metres
UNDRILLED
UNDRILLED
0
100
Meters
Plan View 840 MASL
Drill holes unclipped
Pad 29
Pad 18
B'
B
N
300m
Legend
New Ramp Zone Assay Result
Prior Ramp Zone Assay Result
Visible Gold
AuEq (g/t)
> 2
1 - 2
0.5 - 1
0.2 - 0.5
< 0.2

Figure 1: Cross Section Outlining the Ramp Zone Extension to the North (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View of the Apollo System Highlighting Drill Holes Announced in this Release (CNW Group/Collective Mining Ltd.)

Figure 3: Apollo System: High-Grade Over 1,370 Metres from Surface (CNW Group/Collective Mining Ltd.)

Figure 4: Cross Section Outlining the Ramp Zone Extension to the Northwest (CNW Group/Collective Mining Ltd.)

Figure 5: Side-by-Side Comparison of the Apollo System and the Neighboring Marmato Mine, Highlighting How the Ramp Zone and Marmato Deeps Systems Begin at the Same Elevation and the Potential for the Ramp Zone to Continue Expanding Along Strike and to Depth (CNW Group/Collective Mining Ltd.)

Figure 6: Plan View of the Guayabales Project Highlighting the Apollo System (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interest in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for new discoveries and looks to expand upon the newly discovered porphyry system at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 03-DEC-25